Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 29, 2026

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the shareholders (each a “Shareholder”) of Versamet Royalties Corporation (“Versamet” or the “Company”) will be held at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada, V6B 0S6 on June 29, 2026, at 10:00 a.m. (Vancouver time), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2025, and the auditors’ report thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company until the next annual general meeting and to authorise the board of directors to set their remuneration;

4.	to consider and, if thought advisable, to approve a special resolution, the full text of which is set forth in the accompanying management information circular of the Company dated May 19, 2026 (the “Circular”), adopting certain amendments to the articles of the Company;

5.	to consider and, if thought advisable, to approve an ordinary resolution, the full text of which is set forth in the Circular, adopting certain amendments to the Company’s omnibus equity incentive plan dated September 1, 2022; and

6.	to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Accompanying this Notice of Meeting is the Circular, which provides additional information relating to the business to be conducted at the Meeting, a form of proxy (the “Proxy”) or voting instruction form (the “VIF”), and a form whereby Shareholders may request that the Company’s annual and/or interim financial statements and corresponding management’s discussion and analysis be mailed to them.

The board of directors of the Company has fixed a record date as of the close of business on May 19, 2026, for the purpose of determining the Shareholders of record that will be entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

Notice and Access

The Company is using the notice-and-access procedures (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Circular for the Meeting to its Shareholders.

Under Notice and Access, instead of receiving paper copies of the Meeting materials, including the Circular and related proxy solicitation materials (including the Company’s audited consolidated annual financial statements for the year ended December 31, 2025), Shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Meeting materials electronically or request a paper copy. Registered Shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of Notice and Access in connection with the Meeting reduces paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Meeting materials to those registered Shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting materials.

The Company urges Shareholders to review the Circular before voting.

Accessing Meeting Materials Online

The Meeting materials can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and at www.docs.tsxtrust.com/2438.

Requesting Printed Meeting Materials

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869. In order to receive a paper copy in time to vote before the Meeting, your request should be received by June 18, 2026.

Proxies are being solicited by management of the Company. Registered Shareholders who are unable to be present in person at the Meeting are requested to date, complete and sign the enclosed Proxy and return it in the addressed envelope provided for that purpose (or use the communication means provided in the Proxy). To be valid, the completed Proxy must be deposited with the Company’s transfer agent, TSX Trust Company (the “Transfer Agent”) at the following address: TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department; by facsimile to 1 416-595- 9593; or online with your 12-digit control number at www.voteproxyonline.com, by June 25, 2026 at 10:00 a.m. (Vancouver time) or in the case of any adjournment or postponement of the Meeting, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting.

Dated as of May 19, 2026

BY ORDER OF THE BOARD OF DIRECTORS

“Daniel O’Flaherty”
DANIEL O’FLAHERTY

Chief Executive Officer and Director

The enclosed materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder and the Company or its agents have sent these materials directly to you, your name and address and information about your holdings of common shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your common shares on your behalf.